Appendix 99.2

ATS CORPORATION

Interim Condensed Consolidated Financial Statements

For the period ended July 2, 2023

(Unaudited)

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	Note	July 2 2023	March 31 2023
ASSETS	11
Current assets
Cash and cash equivalents		$123,520	$159,867
Accounts receivable	17	404,273	399,741
Income tax receivable		15,807	15,160
Contract assets	17	607,276	526,990
Inventories	5	269,633	256,866
Deposits, prepaids and other assets	6	86,755	93,350
		1,507,264	1,451,974
Non-current assets
Property, plant and equipment		264,644	263,119
Right-of-use assets	7	93,579	94,212
Other assets	8	16,160	16,679
Goodwill		1,103,176	1,118,262
Intangible assets		570,114	593,210
Deferred income tax assets	13	5,576	6,337
		2,053,249	2,091,819
Total assets		$3,560,513	$3,543,793
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	11	$3,368	$5,824
Accounts payable and accrued liabilities		598,672	647,629
Income tax payable		45,555	38,904
Contract liabilities	17	250,719	296,555
Provisions	10	25,459	30,600
Current portion of lease liabilities	7	23,900	23,994
Current portion of long-term debt	11	79	65
		947,752	1,043,571
Non-current liabilities
Employee benefits		24,926	25,486
Long-term lease liabilities	7	71,937	73,255
Long-term debt	11	880,652	1,155,721
Deferred income tax liabilities	13	95,200	104,459
Other long-term liabilities	8	10,592	10,718
		1,083,307	1,369,639
Total liabilities		2,031,059	2,413,210
Commitments and contingencies	11, 15
EQUITY
Share capital	12	$884,610	$520,633
Contributed surplus		17,195	15,468
Accumulated other comprehensive income		45,753	60,040
Retained earnings		578,270	530,707
Equity attributable to shareholders		1,525,828	1,126,848
Non-controlling interests		3,626	3,735
Total equity		1,529,454	1,130,583
Total liabilities and equity		$3,560,513	$3,543,793

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income
(in thousands of Canadian dollars, except per share amounts - unaudited)

For the three months ended	Note	July 2 2023	July 3 2022

Revenues
Revenues from construction contracts		$508,868	$375,076
Services rendered		142,303	114,097
Sale of goods		102,478	121,418

Total revenues	16, 17	753,649	610,591

Operating costs and expenses
Cost of revenues		540,925	440,853
Selling, general and administrative		123,684	112,172
Stock-based compensation	14	9,990	(3,987)

Earnings from operations		79,050	61,553

Net finance costs	18	16,946	10,725

Income before income taxes		62,104	50,828

Income tax expense	13	14,380	11,435

Net income		$47,724	$39,393

Attributable to
Shareholders		$47,563	$39,204
Non-controlling interests		161	189
		$47,724	$39,393

Earnings per share attributable to shareholders
Basic	19	$0.50	$0.43
Diluted	19	$0.50	$0.42

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars - unaudited)

For the three months ended	July 2 2023	July 3 2022
Net income	$47,724	$39,393

Other comprehensive income (loss):

Items to be reclassified subsequently to net income:

Currency translation adjustment (net of income taxes of $nil)	(20,227)	(24,258)

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	5,584	(2,422)
Tax impact	(1,399)	618

Loss (gain) transferred to net income for derivatives designated as cash flow hedges	2,487	(820)
Tax impact	(622)	200

Cross-currency interest rate swap adjustment	(4,316)	12,750
Tax impact	1,079	(3,188)

Variable for fixed interest rate swap adjustment	3,809	—
Tax impact	(952)	—

Other comprehensive loss	(14,557)	(17,120)

Comprehensive income	$33,167	$22,273

Attributable to
Shareholders	$33,276	$22,049
Non-controlling interests	(109)	224
	$33,167	$22,273

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars - unaudited)

Three months ended July 2, 2023
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2023	$520,633	$15,468	$530,707	$51,206	$8,834	$60,040	$3,735	$1,130,583
Net income	—	—	47,563	—	—	—	161	47,724
Other comprehensive income (loss)	—	—	—	(19,957)	5,670	(14,287)	(270)	(14,557)
Total comprehensive income (loss)	—	—	47,563	(19,957)	5,670	(14,287)	(109)	33,167

Stock-based compensation	—	1,997	—	—	—	—	—	1,997
Exercise of stock options	1,220	(270)	—	—	—	—	—	950
U.S. initial public offering (note 12)	362,757	—	—	—	—	—	—	362,757

Balance, as at July 2, 2023	$884,610	$17,195	$578,270	$31,249	$14,504	$45,753	$3,626	$1,529,454

Three months ended July 3, 2022
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2022	530,241	11,734	416,773	24,412	(1,564)	22,848	4,087	985,683
Net income	—	—	39,204	—	—	—	189	39,393
Other comprehensive income (loss)	—	—	—	(24,293)	7,138	(17,155)	35	(17,120)
Total comprehensive income (loss)	—	—	39,204	(24,293)	7,138	(17,155)	224	22,273

Non-controlling interest	—	—	367	—	—	—	(819)	(452)
Stock-based compensation	—	695	—	—	—	—	—	695
Exercise of stock options	1,234	(256)	—	—	—	—	—	978
Repurchase of common shares	(3,502)	—	(17,219)	—	—	—	—	(20,721)

Balance, as at July 3, 2022	$527,973	$12,173	$439,125	$119	$5,574	$5,693	$3,492	$988,456

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

For the three months ended	Note	July 2 2023	July 3 2022

Operating activities
Net income		$47,724	$39,393
Items not involving cash
Depreciation of property, plant and equipment		6,792	6,067
Amortization of right-of-use assets	7	7,117	5,732
Amortization of intangible assets		21,729	21,831
Deferred income taxes	13	(10,010)	(7,000)
Other items not involving cash		1,309	5,954
Stock-based compensation	14	1,997	695
Change in non-cash operating working capital		(184,454)	(104,408)
Cash flows used in operating activities		$(107,796)	$(31,736)

Investing activities
Acquisition of property, plant and equipment		$(18,566)	$(7,495)
Acquisition of intangible assets		(4,409)	(4,854)
Business acquisitions, net of cash acquired	4	(5,148)	—
Settlement of cross-currency interest rate swap instrument	8	—	21,493
Proceeds from disposal of property, plant and equipment		7,858	677
Cash flows provided by (used in) investing activities		$(20,265)	$9,821

Financing activities
Bank indebtedness		$(2,484)	$949
Repayment of long-term debt	8	(445,922)	(4,301)
Proceeds from long-term debt		184,095	57,406
Proceeds from exercise of stock options		950	978
Proceeds from U.S. initial public offering, net of issuance fees	12	362,757	—
Purchase of non-controlling interest	4	—	(452)
Repurchase of common shares		—	(20,721)
Principal lease payments		(7,021)	(5,899)
Cash flows provided by financing activities		$92,375	$27,960

Effect of exchange rate changes on cash and cash equivalents		(661)	(1,425)

Increase (decrease) in cash and cash equivalents		(36,347)	4,620

Cash and cash equivalents, beginning of period		159,867	135,282

Cash and cash equivalents, end of period		$123,520	$139,902

Supplemental information
Cash income taxes paid		$11,791	$3,346
Cash interest paid		$22,318	$13,735

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, “ATS” or the “Company”) uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services, including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers.

The Company is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol “ATS” and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The interim condensed consolidated financial statements of the Company for the three months ended July 2, 2023 were authorized for issue by the Board of Directors (the “Board”) on August 8, 2023.

2. BASIS OF PREPARATION

These interim condensed consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended March 31, 2023. The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the presentation of the Company’s annual consolidated financial statements for the year ended March 31, 2023.

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are consistent with those disclosed in the Company’s fiscal 2023 audited consolidated financial statements.

The Company based its estimates, judgments and assumptions on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

4. ACQUISITIONS

(a) Current year acquisitions

(i) On June 30, 2023, the Company acquired 100% of the shares of Yazzoom B.V. (“Yazzoom”), a Belgium-based provider of artificial intelligence and machine learning based tools for industrial production. The total purchase price paid in the first quarter of fiscal 2024, pending post-closing adjustments, was $5,283 (3,655 Euros).

Cash used in investing activities was determined as follows:

Cash consideration	$5,283
Less: cash acquired	(84)
$5,199

The preliminary allocation of the purchase price at fair value is as follows:

Purchase price allocation
Cash	$84
Other current assets	704
Property, plant and equipment	39
Intangible assets with a definite life
Technology	1,328
Brands	613
Customer relationships	306
Other	1,170
Current liabilities	(799)
Deferred tax liability	(562)
Net identifiable assets	$2,883
Residual purchase price allocated to goodwill	2,400
Purchase consideration	$5,283

Current assets include accounts receivable of $581, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently available to the Company. Final valuations of certain assets including working capital and intangible assets are not yet complete due to timing of the acquisition and the inherent complexity associated with valuations. The allocation to intangible assets has preliminarily been determined using relative values from comparable transactions. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process and analysis of resulting tax effects.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce, access to growth opportunities in new markets and with existing

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

customers, and the combined strategic value to the Company’s growth plan. The amounts assigned to goodwill and intangible assets are not expected to be deductible for tax purposes. This acquisition was accounted for as a business combination with the Company as the acquirer of Yazzoom. The purchase method of accounting was used with an acquisition date of June 30, 2023.

On July 3, 2023, subsequent to the end of the first quarter, the Company acquired Odyssey Validation Consultants Limited ("Odyssey"), an Ireland-based provider of digitalization solutions for the life sciences industry.

(b) Prior year acquisitions

(i) On March 28, 2023, the Company acquired 100% of the membership interest in Triad Unlimited LLC (“Triad”), a U.S.-based reliability engineering service provider to the North American and European markets. The total purchase price was $20,623 ($15,166 U.S.), which included a working capital adjustment in the first quarter of fiscal 2024. Included in the purchase price is contingent consideration of $7,953 ($5,849 U.S.), which is payable if certain performance targets are met within two years of the acquisition date.

(ii) On March 3, 2023, the Company acquired 100% of the shares of Zi-Argus Australia Pty Ltd. and Zi-Argus Ltd. (“ZIA”). ZIA is an automation systems integrator serving Southeast Asia and Australia with a focus on process control, factory floor automation, data center and Industry 4.0 digitization solutions. The total purchase price paid in the fourth quarter of fiscal 2023, pending post-closing adjustments, was $24,500 ($18,015 U.S.).

The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis for Triad and ZIA, based on information currently available to the Company. Final valuations of certain assets including intangible assets and working capital of ZIA and Triad are not yet complete due to the inherent complexity associated with valuations. As well, the purchase price of the acquisitions are subject to post-closing adjustments. During the three months ended July 2, 2023, changes to the purchase price allocation for the two acquisitions resulted in increases to purchase price of $283, cash of $336, intangible assets of $559, long-term debt of $421, the deferred tax liability of $92, decreases in working capital of $936, property, plant and equipment of $98, other long-term liabilities of $171 and an increase to goodwill of $764.

5. INVENTORIES

As at	July 2 2023	March 31 2023
Raw materials	$131,335	$138,792
Work in progress	104,565	84,401
Finished goods	33,733	33,673
	$269,633	$256,866

The amount charged to net income and included in cost of revenues for the write-down of inventories for valuation issues during the three months ended July 2, 2023 was $1,242 (July 3, 2022 - $459). The amount of inventories carried at net realizable value as at July 2, 2023 was $3,173 (March 31, 2023 - $591).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

6. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	July 2 2023	March 31 2023
Prepaid assets	$29,540	$29,766
Supplier deposits	39,231	45,565
Investment tax credit receivable	11,291	13,819
Forward foreign exchange contracts	6,693	4,200
	$86,755	$93,350

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the three months ended July 2, 2023 were as follows:

	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2023	$79,880	$14,332	$94,212
Additions	4,345	2,292	6,637
Amortization	(5,251)	(1,866)	(7,117)
Exchange and other adjustments	(173)	20	(153)
Balance, at July 2, 2023	$78,801	$14,778	$93,579

Changes in the balance of lease liabilities during the three months ended July 2, 2023 were as follows:

	Note
Balance, at March 31, 2023		$97,249
Additions		6,637
Interest		1,185
Payments		(8,206)
Acquisition of subsidiaries	4	157
Exchange and other adjustments		(1,185)
Balance, at July 2, 2023		$95,837
Less: current portion		23,900
		$71,937

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the three months ended July 2, 2023, the Company recognized an expense related to short-term and low-value leases of $1,001 in cost of revenues (July 3, 2022 - $263), and $306 (July 3, 2022 - $461) in selling, general and administrative expenses in the interim condensed consolidated statements of income.

8. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	July 2 2023	March 31 2023
Cross-currency interest rate swap instrument (i)	$11,871	$16,187
Variable for fixed interest rate swap instrument (ii)	4,276	467
Other	13	25
Total	$16,160	$16,679

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Other liabilities consist of the following:

As at	July 2 2023	March 31 2023
Cross-currency interest rate swap instrument (i)	$10,592	$10,718

(i) On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.

The Company entered into a cross-currency interest rate swap instrument on April 20, 2022 to swap 161,142 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.

(ii) Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest plus a margin. The terms of the hedging instrument will end on November 4, 2024.

9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

During the three months ended July 2, 2023 and the three months ended July 3, 2022, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

During the three months ended July 2, 2023 and the three months ended July 3, 2022, there were no transfers of financial instruments between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Instruments not subject to hedge accounting
As part of the Company’s risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary’s functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the interim condensed consolidated statements of income.

For the three months ended July 2, 2023, the Company recorded risk management gains of $6,636 (three months ended July 3, 2022 - gains of $4,171), on foreign currency risk management forward contracts in the interim condensed consolidated statements of income. Included in these amounts, during the three months ended July 2, 2023, were unrealized gains of $92 (three months ended July 3, 2022 - unrealized gains of $2,843), representing the change in fair value. In addition, during the three months ended July 2, 2023, the Company realized foreign exchange gains of $6,544 (three months ended July 3, 2022 - realized gains of $1,328), which were settled.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

10. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2023	$11,102	$18,590	$908	$30,600
Provisions made	2,051	—	1,622	3,673
Provisions used	(1,801)	(4,939)	(1,721)	(8,461)
Exchange adjustments	(155)	(191)	(7)	(353)
Balance, at July 2, 2023	$11,197	$13,460	$802	$25,459

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company regularly undertakes reviews of its operations to ensure alignment with market opportunities and to achieve optimal structural and cost efficiencies. As a part of this review, in fiscal 2023, the Company identified an opportunity to improve the cost structure of the organization through targeted reductions, which primarily impacted certain management positions. These actions started in the second quarter of fiscal 2023 and were completed in the fourth quarter of fiscal 2023.

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

11. BANK INDEBTEDNESS AND LONG-TERM DEBT

On November 4, 2022, the Company amended its senior secured credit facility (the “Credit Facility”). The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit maturing November 4, 2026 and (ii) a fully drawn $300,000 non-amortized secured term credit facility maturing November 4, 2024. The Credit Facility is secured by the Company’s assets, including a pledge of shares of certain of the Company’s subsidiaries. Certain of the Company’s subsidiaries also provide guarantees under the Credit Facility. At July 2, 2023, the Company had utilized $426,015 under the Credit Facility, of which $425,976 was classified as long-term debt (March 31, 2023 - $691,906) and $39 by way of letters of credit (March 31, 2023 - $48). During the three months ended July 2, 2023, the Company drew $184,018 and repaid $445,882 on its Credit Facility, which included proceeds from the public offering of the Company's common shares on the New York Stock Exchange.
The Credit Facility is available in Canadian dollars by way of prime rate advances and/or bankers’ acceptances, in U.S. dollars by way of base rate advances and/or Term SOFR, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the bank’s prime rate or the bank’s U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For bankers’ acceptances, Term SOFR, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the bankers’

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

acceptance fee, Term SOFR rate, EURIBOR rate or Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 8).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. The Credit Facility also limits advances to subsidiaries and partially restricts the Company from repurchasing its common shares and paying dividends. At July 2, 2023, all of the covenants were met.

The Company has additional credit facilities available of $141,815 (40,686 Euros, $24,000 U.S., 55,000 Thai Baht, 5,000 GBP, 5,000 CNY and 607 AUD). The total amount outstanding on these facilities as at July 2, 2023 was $3,603, of which $3,368 was classified as bank indebtedness (March 31, 2023 - $5,824) and $235 was classified as long-term debt (March 31, 2023 - $202). The interest rates applicable to the credit facilities range from 0.03% to 6.90% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company’s U.S. $350,000 aggregate principal amount of senior notes (“the Senior Notes”) were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company’s ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At July 2, 2023, all of the covenants were met. Subject to certain exceptions, the Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S.-dollar-denominated Senior Notes (see note 8).

(i) Bank indebtedness

As at	July 2 2023	March 31 2023
Other facilities	$3,368	$5,824

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

(ii) Long-term debt

As at	July 2 2023	March 31 2023
Credit Facility	$425,976	$691,906
Senior Notes	463,645	472,990
Other facilities	235	202
Issuance costs	(9,125)	(9,312)
	880,731	1,155,786
Less: current portion	79	65
	$880,652	$1,155,721

Scheduled principal repayments and interest payments on long-term debt as at July 2, 2023 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$79	$19,125
One - two years	300,156	19,125
Two - three years	—	19,125
Three - four years	125,976	19,125
Four - five years	—	19,125
Thereafter	463,645	9,563
	$889,856	$105,188

12. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On May 30, 2023, the Company announced the closing of its U.S. initial public offering on the New York Stock Exchange. A total of 6,900,000 common shares were sold by the Company, at a price of $55.04 ($41 U.S.) per share, for gross proceeds to the Company of $379,797 ($282,900 U.S.). Offering costs of $17,040 ($12,692 U.S.) were paid.

On December 13, 2022, the Company announced that the Toronto Stock Exchange (“TSX”) had accepted a notice filed by the Company of its intention to make a normal course issuer bid (“NCIB”). Under the NCIB, ATS may purchase for cancellation up to a maximum of 7,335,032 common shares during the 12-month period ending December 14, 2023.

For the three months ended July 2, 2023, the Company purchased nil common shares under the current NCIB program. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The changes in the common shares issued and outstanding during the period presented were as follows:

	Number of common shares	Share capital
Balance, at March 31, 2023	91,602,192	$520,633
Exercise of stock options	41,034	1,220
Initial public offering, net of offering costs	6,900,000	362,757
Balance, at July 2, 2023	98,543,226	$884,610

13. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

For the three months ended		July 2 2023	July 3 2022

Income before income taxes and non-controlling interest		$62,104	$50,828
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$16,458	$13,469

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		(155)	(82)
Non-taxable items net of non-deductible items		(1,715)	(857)
Unrecognized assets		1,739	2,291
Income taxed at different rates and statutory rate changes		(1,649)	(2,952)
Manufacturing and processing allowance and all other items		(298)	(434)
At the effective income tax rate of 23% (July 3, 2022 – 22%)		$14,380	$11,435

Income tax expense reported in the interim condensed consolidated statements of income:
Current tax expense		$24,390	$18,435
Deferred tax recovery		(10,010)	(7,000)
		$14,380	$11,435

Deferred tax related to items charged or credited directly to equity and goodwill:
Loss on revaluation of cash flow hedges		$(1,894)	$(2,370)
Opening deferred tax of acquired company	4	(654)	—
Other items recognized through equity		1,236	(1,319)
Income tax charged directly to equity and goodwill		$(1,312)	$(3,689)

14. STOCK-BASED COMPENSATION

In the calculation of the stock-based compensation expense in the interim condensed consolidated statements of income, the fair values of the Company’s stock option grants were estimated using the Black-Scholes option pricing model for time-vesting stock. During the three months ended July 2, 2023, the Company granted 176,112 time vesting stock options (208,832 in the three months ended July 3,

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

2022). The stock options granted vest over four years and expire on the seventh anniversary from the date of issue.

For the three months ended		July 2 2023		July 3 2022
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of year	785,429	$26.69	890,408	$21.04
Granted	176,112	57.71	208,832	35.78
Exercised (i)	(41,034)	23.15	(59,701)	16.39
Forfeited	(3,388)	28.46	(20,382)	23.84
Stock options outstanding, end of year	917,119	$32.80	1,019,157	$24.28
Stock options exercisable, end of year, time-vested options	375,205	$23.98	459,593	$19.27

(i) For the three months ended July 2, 2023, the weighted average share price at the date of exercise was $60.44 (July 3, 2022 - $36.80).

The fair values of the Company’s stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

For the three months ended	July 2 2023	July 3 2022
Weighted average risk-free interest rate	3.52%	2.63%
Dividend yield	0%	0%
Weighted average expected volatility	36%	34%
Weighted average expected life	4.77 years	4.75 years
Number of stock options granted: Time-vested	176,112	208,832
Weighted average exercise price per option	$ 57.71	$ 35.78
Weighted average value per option: Time-vested	$ 20.83	$ 11.99
Restricted Share Unit Plan:
During the three months ended July 2, 2023, the Company granted 128,599 time-vesting restricted share units (“RSUs”), (164,971 in the three months ended July 3, 2022) and 126,944 performance-based RSUs, (139,954 in the three months ended July 3, 2022). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the interim condensed consolidated statements of income with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. At July 2, 2023, 337,496 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested. Subsequent to July 2, 2023, 387,794 shares were purchased for $23,820 and placed in the trust. The trust is

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

consolidated in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

The RSUs issued prior to May 18, 2022 give the employee the right to receive a cash payment based on the market value of a common share of the Company. The RSU liability is recognized quarterly based on the expired portion of the vesting period and the change in the Company’s stock price. The change in the value of the RSU liability is included in the interim condensed consolidated statements of income in the period of the change. At July 2, 2023, the value of the outstanding liability related to the RSU plan was $41,895 (March 31, 2023 - $36,177). The RSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

The weighted average remaining vesting period for the time-vesting RSUs and performance-based RSUs is 0.99 years.

Deferred Stock Unit Plan:
During the three months ended July 2, 2023, the Company granted 29,395 units (three months ended July 3, 2022 - 33,998 units). The Deferred Stock Unit ("DSU") liability is revalued at each reporting date based on the change in the Company's stock price. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income. As at July 2, 2023, the value of the outstanding liability related to the DSUs was $24,752 (March 31, 2023 - $22,565). The DSU liability is revalued at each reporting date based on the change in the Company’s stock price. The DSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position. The change in the value of the DSU liability is included in the interim condensed consolidated interim condensed consolidated statements of income in the period of change.

The following table shows the compensation expense related to the Company's share-based payment plans:

For the three months ended	July 2 2023	July 3 2022
Stock options	$512	$ 365
RSUs	7,291	(1,096)
DSUs	2,187	(3,256)
	$9,990	$(3,987)

The increase in stock-based compensation costs is attributable to higher expenses from the revaluation of RSUs that are treated as liability awards and DSUs based on the market price of the Company's shares.

15. COMMITMENTS AND CONTINGENCIES

The minimum purchase obligations are as follows as at July 2, 2023:
Less than one year	$441,773
One - two years	4,303
Two - three years	1,583
Three - four years	99
Four - five years	38
More than five years	25
$447,821

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The Company’s off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at July 2, 2023, the total value of outstanding letters of credit was approximately $182,144 (March 31, 2023 - $192,508).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statements of financial position.

16. SEGMENTED DISCLOSURE

The Company’s operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.

Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	July 2, 2023
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$20,865	$59,204	$25,474
United States	11,886	120,319	321,450
Germany	25,576	35,040	40,584
Italy	19,705	39,371	139,445
Other Europe	10,417	9,683	33,053
Other	5,130	1,027	10,108
Total Company	$93,579	$264,644	$570,114

As at	March 31, 2023
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$21,384	$57,589	$25,584
United States	12,514	111,702	334,731
Germany	25,250	35,848	43,291
Italy	21,136	40,645	145,217
Other Europe	9,031	16,049	33,729
Other	4,897	1,286	10,658
Total Company	$94,212	$263,119	$593,210

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Revenues from external customers for the three months ended	July 2 2023	July 3 2022
Canada	$43,147	$28,221
United States	352,737	308,464
Germany	71,380	58,611
Italy	33,663	34,672
Other Europe	146,722	106,617
Other	106,000	74,006
Total Company	$753,649	$610,591

For the three months ended July 2, 2023, the Company had revenues from a single customer that amounted to 23.3% of total consolidated revenues. For the three months ended July 3, 2022, the Company did not have any revenues from a single customer that amounted to 10% or more of total consolidated revenues.

17. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Disaggregation of revenue from contracts with customers:

Revenues by market for the three months ended	July 2 2023	July 3 2022
Life Sciences	$284,970	$297,016
Transportation	218,533	96,985
Food & Beverage	130,614	108,786
Consumer Products	83,643	75,670
Energy	35,889	32,134
Total Company	$753,649	$610,591

Timing of revenue recognition based on transfer of control for the three months ended	July 2 2023	July 3 2022
Goods and services transferred at a point in time	$102,478	$121,418
Goods and services transferred over time	651,171	489,173
Total Company	$753,649	$610,591

(b) Contract balances:

As at	July 2 2023	March 31 2023
Trade receivables	$377,830	$368,855
Contract assets	607,276	526,990
Contract liabilities	(250,719)	(296,555)
Unearned revenue (i)	(33,229)	(33,490)
Net contract balances	$701,158	$565,800
(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

As at	July 2 2023	March 31 2023
Contracts in progress:
Costs incurred	$3,295,317	$3,285,121
Estimated earnings	1,101,739	1,091,180
	4,397,056	4,376,301
Progress billings	(4,040,499)	(4,145,866)
Net contract assets and liabilities	$356,557	$230,435

18. NET FINANCE COSTS

For the three months ended	Note	July 2 2023	July 3 2022
Interest expense		$16,101	$9,814
Interest on lease liabilities	7	1,185	1,018
Interest income		(340)	(107)
		$16,946	$10,725

19. EARNINGS PER SHARE

Basic earnings per share
Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the three months ended	July 2 2023	July 3 2022
Weighted average number of common shares outstanding	94,397,253	92,007,685
Dilutive effect of RSUs	111,010	1,613
Dilutive effect of performance-based RSUs	177,803	—
Dilutive effect of stock option conversion	384,547	320,859
Diluted weighted average number of common shares outstanding	95,070,613	92,330,157

For the three months ended July 2, 2023, stock options to purchase 176,112 common shares and nil RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (208,291 common shares and nil RSUs were excluded for the three months ended July 3, 2022).